Exhibit 99.14

NiCE Unveils NiCE Inform AI for Emergency Communications Centers

AI-powered transcription and searching unlocks hidden insights from every call, to improve productivity, emergency response and staff retention

Hoboken, N.J., June 23, 2025 – NiCE (Nasdaq: NICE) today announced the launch of NiCE Inform AI, which provides Emergency Communications Centers (ECCs) with AI-driven transcription and search capabilities. This innovation helps uncover valuable insights from every call while enhancing productivity, emergency response, and employee retention.

Around the world, ECCs are a virtual lifeline handling hundreds of millions of calls every year, but they also face daunting challenges, including high telecommunicator turnover, and work and data overload. NiCE Inform AI is addressing these issues with its enhanced AI and automation capabilities. NiCE Inform AI will be available to demo at the NiCE booth (#719) during the NENA 2025 Conference & Expo, taking place June 21-26 in Long Beach, CA.

Chris Wooten, Executive Vice President, NiCE, said, “The infusion of AI into our already incredibly successful NiCE Inform solution marks a significant step forward in our vision of providing a single source of truth for Emergency Communications Centers. ECCs have a vast treasure trove of incident information, including voice recordings, that they can now harness to improve emergency response. Additionally, our AI addresses every-day challenges like automating manual work so supervisors can spend more time supporting staff and improving operations, which of course leads to better retention.”

With NiCE Inform AI, ECCs can:

Improve staff retention. By automating manual tasks, including incident reconstruction and Quality Assurance, NiCE Inform AI gives supervisors more time back in their day to quality-assure calls, and coach and mentor staff, leading to higher staff retention.

Improve situational awareness. Every emergency call is automatically transcribed as it is recorded, allowing supervisors to gain timely insights for prompt and effective decision-making. For instance, they can quickly locate, retrieve and review calls connected to developing critical events, such as an active shooter situation or a car chase.

Reconstruct incidents more thoroughly and faster. Keyword searching can be used to retrieve additional communications related to a complex incident. Supervisors can also review transcripts alongside incident recordings for better clarity.

Automatically categorize calls for targeted quality assurance. ECCs have the ability to customize their Inform AI system to automatically categorize emergency calls based on spoken words. This includes pre-built categories such as calls from children, repeat callers, or those related to mental health crises, injured victims, shootings, missing children, bomb threats, suspicious packages, and more. ECCs can easily analyze call volumes for each category and also listen to individual calls to detect mishandled incidents, uncover training needs and bring best practices to the forefront.

Ensure accurate CAD incident coding. By utilizing keyword searches along with searches by Computer-Aided Dispatch (CAD) incident types, ECCs can compare results to verify that telecommunicators consistently code and process incidents accurately.

Facilitate internal investigations triggered by complaints. ECCs can use keyword searching to identify rude, dismissive, or unresponsive telecommunicators, shedding light on reasons for hang-ups or callers needing to call back multiple times.

NiCE Inform AI is the latest enhancement to NiCE’s incident information management solution, NiCE Inform. Used by over 3,000 public safety agencies worldwide, NiCE Inform, now powered by AI, combines holistic capture and analysis of incident information (including 911 calls/texts, radio communications, Computer Aided Dispatch (CAD), RapidSOS data, and telecommunicator screen recordings) with automated solutions for reconstructing incidents, providing evidence, quality-assuring calls, and tracking performance metrics.

NiCE will also be hosting an educational webinar, How AI is Transforming Emergency Communications, to highlight and demonstrate these capabilities, on Wednesday, July 9 at 12pm ET. Email PSInfo@NICE.com for more information or register here.

To learn more about NiCE Inform Elite, NiCE Inform AI, or other NiCE solutions for Emergency Communication Centers, visit the NiCE website by clicking here.

NiCE Public Safety & Justice

With over 3,000 customers and 30 years of experience, NiCE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NiCE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NiCE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.